Exhibit 23.2


            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Axeda Systems Inc.:

We consent to the use of our reports dated February 2, 2004, with respect to the consolidated balance sheets of Axeda Systems Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related consolidated financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our reports refer to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

/s/ KPMG LLP



Philadelphia, Pennsylvania
January 7, 2005